Exhibit 12
XL GROUP PLC
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

	Nine Months Ended September 30,
(U.S. dollars in thousands, except ratios)	2013	2012
Earnings:
Pre-tax income (loss) from continuing operations	$734,072	$619,325
Fixed charges	196,812	218,288
Distributed income of equity investees	131,207	71,165
Subtotal	$1,062,091	$908,778
Less: Non-controlling interests	(300)	(63)
Preference share dividends	74,244	75,919
Total earnings (loss)	$988,147	$832,922

Fixed charges:
Interest costs	$78,599	$79,686
Accretion of deposit liabilities	36,231	54,878
Rental expense at 30% (1)	7,738	7,805
Total fixed charges	$122,568	$142,369
Preference share dividends	74,244	75,919
Total fixed charges and preference dividends	$196,812	$218,288

Ratio of earnings to fixed charges	8.1	5.9

Ratio of earnings to combined fixed charges and preference dividends	5.0	3.8

Deficiency - fixed charges only	N/A	N/A

Deficiency - fixed charges and preference dividends	N/A	N/A
_______________

(1)	30% represents a reasonable approximation of the interest factor.